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                                                                Exhibit (a)(19)

                 IN THE COURT CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

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HARBOR FINANCE PARTNERS, on behalf                   :
of itself and all others
similarly situated,                                  :  Case No.: 18282

                           Plaintiff,                :

v.                                                   :
                                                        CLASS ACTION COMPLAINT
CHARLES G. McCLURE, LUDVIK P. KOCI,                  :
ROGER S. PENSKE, DIETER E. ZETSCHE,
ECKHARD CORDES, WILLIAM E. HOGLUND,                  :
R. JAMISON WILLIAMS, JR., JOSEPH F.
WELCH, GARY G. JACOBS, RICHARD M.                    :
DONNELLY, JOHN E. DODDRIDGE, AND
DETROIT DIESEL CORP.,                                :

                                    Defendants.      :
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                  Plaintiff, by its attorneys, alleges upon personal knowledge as to its own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

                  1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the common stock of Detroit Diesel Corp. ("Detroit Diesel" or the "Company") and who are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein, INTER ALIA, to enjoin the implementation of a transaction whereby DaimlerChrysler AG, through its North American subsidiary, would buy the Company's outstanding shares for $23.00 per share



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in cash in a transaction valued at approximately $423 million. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendants.

                  2. The offer, which is described in offering materials disseminated on July 31, 2000 and amendments thereto, is being advanced through unfair procedures and without full disclosure of material information.

                  3. Defendants have breached their fiduciary duties owed to Detroit Diesel's public stockholders to inform them of all material information in connection with the decision whether to accept the proposed transaction. Specifically, defendants have failed to advise the public shareholders about the terms of the proposed employment contracts with eleven members of management that will result from the consummation of the proposed transaction between Detroit Diesel and DaimlerChrysler and the identities of the members of a special committee.

                                   THE PARTIES

                  4. Plaintiff is and, at all relevant times, has been the owner of shares of Detroit Diesel common stock.

                  5. Defendant Detroit Diesel is a corporation organized under the laws of Delaware with its principal executive offices located at 13400 Outer Drive West, Detroit, Michigan. Detroit Diesel designs, manufactures, and markets a full range of products for high performance diesel and alternative fuel engines. As of July 20, 2000, Detroit Diesel has approximately 23,120,291 shares of common stock outstanding and hundreds of stockholders of record.

                  6. Defendant Charles G. McClure is, and was at all relevant times, President, Chief Executive Officer and a Director of the Detroit Diesel Board of


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Directors.

                  7. Defendant Ludvick F. Koci is the Vice Chairman of the Detroit Diesel Board of Directors and was formerly the President and Chief Operating Officer of the Company.

                  8. Defendant Roger Penske is, and was at all relevant times, Chairman of the Board of Detroit Diesel.

                  9. Defendants Dieter E. Zetsche and Eckhard Cordes are, and were at all relevant times, Directors of Detroit Diesel. Zetsche and Cordes also members of the DaimlerChrysler Board of Directors.

                  10. Defendants William E. Hoglund, R. Jamison Williams, Jr., Joseph F. Welch, Gary C. Jacobs, Richard M. Donnelly, and John E. Doddridge are, and were at all relevant times, directors of Detroit Diesel.

                  11. The foregoing individuals are referred to herein as the Individual Defendants.

                  12. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty, due care and disclosure to plaintiff and the other members of the Class.

                  13. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

                  14. Plaintiff brings this action on its own behalf and as a class action, on behalf of all stockholders of the Company, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants,

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or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

                  15.   This action is properly maintainable as a class action.

                  16. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 23,000,000 shares of common stock. There are hundreds of record and beneficial stockholders.

                  17. There are questions of law and fact common to the Class including, INTER ALIA, whether:

                        (a) defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

                        (b) plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

                  18. Plaintiff is committed to prosecuting the action and have retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representatives of the Class.

                  19. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.


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                  20.   The defendants have acted, or refused to act, on grounds
generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                             SUBSTANTIVE ALLEGATIONS

                  21. On July 20, 2000, the BLOOMBERG news wire reported that Detroit Diesel and Daimler Chrysler agreed to a proposed transaction whereby Daimler Chrysler would acquire 18.1 millions shares of Detroit Diesel that it does not already own through a tender offer priced at $23.00 per share in a transaction valued at $423 million.

                  22. The tender offer, which was originally slated to close on August 26, 2000 had been extended to at least September 11, 2000 with antitrust clearance not expected until September 30, 2000.

                  23. Daimler Chrysler owned approximately 21% of Detroit Diesel's stock at the time of the announcement.

                  24. Penske Corporation, a privately held company controlled by defendant Roger Penske, owned approximately 48% of Detroit Diesel. As part of the proposed transaction, Daimler Chrysler entered into a voting agreement with Penske Corp. and its affiliate to secure the tender of its shares.

                  25. On July 31, 2000, the Company filed a copy of the Solicitation Statement and Information Statement with the Securities & Exchange Commission (the "solicitation materials"). The solicitation materials and amendments thereto, are defective in that they fail to adequately describe all of the terms of the proposed tender offer.

                  26. The 14D-9 Solicitation Statement states that certain proposed employment agreements were to be entered into with eleven executive officers of Detroit Diesel. The only reference to the expected payment to management is that the executive


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compensation previously received by the employee was "subject to increase," with no further explanation as to what the increase was expected to be. The employment agreements have never been annexed as exhibits to the offering materials and subsequent amendments to the offering materials have never addressed the employment agreements.

                  27. Defendants further erred by failing to disclose the identities of the special committee that allegedly considered whether the proposed tender offer was fair and in the best interests of the Company's stockholders. The offering materials, which cite the special committee's opinion as one factor in recommending the solicitation, make no reference to who comprised the special committee or even how often they met. Thus, stockholders are unable to determine whether the special committee was made up of disinterested members.

                  28. Defendants, have breached their fiduciary obligations to Detroit Diesel stockholders by failing to disclose with all candor the material terms of the proposed tender offer.

                  29. Without meaningful disclosure, Detroit Diesel's shareholders are forced to make a determination whether or not to tender their shares without all information to which they are entitled.

                  30. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Detroit Diesel's assets and businesses.

                  31. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Detroit Diesel's valuable assets and businesses, all to the irreparable harm of the Class.

                  32.   Plaintiff and the Class have no adequate remedy of law.



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         WHEREFORE, plaintiff prays for judgment and relief as follows:

                  (c) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

                  (d) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

                  (e) preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the tender offer until full disclosure is made;

                  (f) in the event the proposed transaction is consummated, rescinding it and setting it aside;

                  (g) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                  (h) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

                  (i) granting such other and further relief as may be just and proper.

Dated: August 31, 2000

                                          CHIMICLES & TIKELLIS LLP



                                      By: ____________________________
                                          Pamela S. Tikellis
                                          Robert J. Kriner, Jr.
                                          One Rodney Square; P.O. Box 1035
                                          Wilmington, DE 19899
                                          (302) 656-2500


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                                          Attorneys for Plaintiff



Of Counsel:

WECHSLER HARWOOD
         HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400




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